Exhibit 99.1

Appendix 4C – Q4 FY26 Quarterly Cash Flow Report & Corporate Update

Highlights

●	FDA End-of-Phase 2 (EOP2) meeting minutes confirmed a registrational pathway for ATH434 in Multiple System Atrophy (MSA)

●	FDA agreed that a single pivotal Phase 3 trial plus confirmatory evidence could support an approval of ATH434 for the treatment of MSA

●	Pivotal Phase 3 trial activities on track to initiate by year-end 2026

●	Continued evaluation of strategic funding and partnering alternatives to support Phase 3 development and maximise long-term shareholder value

●	Peer-reviewed publication in NeuroImage validated quantitative susceptibility mapping (QSM) of iron on MRI as a biomarker of MSA

●	Strengthened the Board of Directors with the appointment of Ms Ann Cunningham

●	A$3.98 million Australian R&D Tax Incentive refund received subsequent to quarter end, supporting continued development of Alterity’s clinical programs

●	Cash balance of A$37.3 million as at 30 June 2026

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 July 2026:  Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 June 2026 (Q4 FY26).

“This was a defining quarter for Alterity, highlighted by our positive End of Phase 2 meeting with the FDA that established a clear, efficient registrational pathway for ATH434,” said David Stamler, M.D., Chief Executive Officer. “With the Phase 3 design elements agreed upon, we are executing on our plans to initiate Phase 3 trial activities by year-end 2026.”

Dr. Stamler continued, “The regulatory clarity we have now achieved, together with the growing body of clinical evidence supporting ATH434, puts us in a strong position as we prepare to initiate Phase 3 and continue strategic and other funding discussions aimed at maximising the long-term value of the program.”

ATH434 Clinical and Regulatory Update

Alterity achieved several key regulatory milestones during the quarter. The Company reached alignment with the U.S. Food and Drug Administration (FDA) at its End-of-Phase 2 (EOP2) meeting on the registrational pathway for a potential New Drug Application (NDA) for ATH434 in MSA. At the meeting, the FDA indicated that a single pivotal trial plus confirmatory evidence could provide the data necessary to support approval, with the Company anticipating that the data from its ATH434-201 Phase 2 clinical trial will provide the required confirmatory evidence.  This outcome represents one of the most significant regulatory milestones achieved by the Company to date and de-risks the regulatory pathway toward potential approval of ATH434 in MSA. Successful completion of the planned Phase 3 program has the potential to support the first disease-modifying treatment approved for Multiple System Atrophy, a rare and rapidly progressive neurodegenerative disease with no approved therapy.

Alignment was reached with the agency on several key elements of the proposed Phase 3 trial design, including the study population, treatment regimen and the use of the 11-item UMSARS Part I rating scale1 as the primary endpoint. Key secondary endpoints that assess key areas of impairment in MSA were agreed upon and the FDA also indicated that the anticipated size of the safety database at the conclusion of the Phase 3 trial was reasonable. The study is expected to enroll approximately 200 patients who will be randomized 1:1 to ATH434 50 mg or matching placebo treatment twice daily for 12 months. Alterity plans to offer an open-label extension to participants who complete the Phase 3 trial, both to continue their treatment and to enhance the safety database for ATH434.

In April 2026, Alterity announced positive FDA feedback following a Type C meeting related to the chemistry, manufacturing and control (CMC) elements of the Phase 3 program. In preparation for Phase 3, Alterity has successfully manufactured the first registration batch of ATH434 for use in the pivotal trial.

Scientific Engagement

Alterity continues to actively engage with the global neurology community through multiple scientific presentations at leading international congresses.  These presentations formed an important component of the Company’s strategy to disseminate clinical data, engage with key opinion leaders and specialists, and further interpret Phase 2 results for ATH434 in MSA.

During the quarter, Alterity delivered the following presentations, which are available on the Publications and Presentations page of the Company’s website:

●

April 2026 – American Academy of Neurology (AAN) Annual Meeting, Late-Breaking Science: An analysis using the newly described MSA Combined Outcome Assessment (MuSyCA)[2] composite scale, which integrates items from UMSARS Parts I and II, showed ATH434 slowed functional decline versus placebo at Week 52, consistent with previously reported activity on the 11-item UMSARS Part I.

●

May 2026 – Peer-reviewed publication in NeuroImage: A study drawing on the Company’s bioMUSE Natural History Study demonstrated that quantitative susceptibility mapping (QSM) of brain iron detects disease-specific accumulation in MSA, distinguishes MSA from Parkinson’s disease, and correlates with clinical severity in MSA.

●

May 2026 – Three international scientific presentations at the International Society for Magnetic Resonance in Medicine (ISMRM), the Movement Disorder Society of Australia and New Zealand (MDSANZ) Scientific Meeting, and the MSA Symposium (University College London), presenting QSM imaging, CSF NfL[3] covariate analyses and swallowing outcome data supporting ATH434’s mechanism as an iron chaperone.

Also during the period, the Company hosted a virtual key opinion leader (KOL) event featuring Roy Freeman, M.D. (Harvard Medical School) and Daniel Claassen, M.D., M.S. (Vanderbilt University Medical Center), alongside CEO David Stamler, M.D., to discuss the unmet need and treatment landscape in MSA and the ATH434 development program.

Strategic Partnering and Funding Alternatives

Alterity continues to evaluate a range of strategic and funding alternatives to support the advancement of ATH434, including ongoing discussions with a number of pharmaceutical companies. The Company is progressing a structured evaluation process, with the assistance of external advisers, to assess these opportunities alongside other potential funding and development pathways.

The Company remains focused on maintaining strategic flexibility while pursuing the pathway that best supports the advancement of ATH434 and maximises long-term shareholder value.

Corporate and Financial Update

Governance and Leadership

In April 2026, the company announced the appointment of Ms Ann Cunningham to the Board of Directors as an independent Non-Executive Director. Ms Cunningham’s appointment adds global commercial and strategic expertise as the company transitions toward late-stage development in MSA.

Share Consolidation

Following shareholder approval at the Extraordinary General Meeting held on 29 May 2026, the Company completed a consolidation of its share capital on a 1-for-50 basis.

Cash Position

As of 30 June 2026, Alterity held cash and cash equivalents of A$37.3 million. Operating cash outflows for the quarter were A$7.72 million.

Subsequent to quarter-end, on 9 July 2026, the Company received its research and development (R&D) tax refund for the 2025 financial year totaling A$3,982,992 (including A$43,117 of interest), under the Australian Government’s R&D Tax Incentive.

In accordance with ASX Listing Rule 4.7C, payments of A$309k made to related parties and their associates during the quarter included non-executive directors’ fees, managing director salary, consulting fees, remuneration and superannuation at commercial rates.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

References

1 11-item UMSARS Part I (previously described as modified UMSARS I): Unified Multiple System Atrophy Rating Scale, 11-Items include: Orthostatic symptoms, Swallowing, Speech, Handwriting, Cutting food, Dressing, Hygiene, Walking, Falling, Urinary and Bowel function.

2 For the MuSyCa MSA Combined Outcome assessment: UMSARS I items were swallowing, handwriting, utensils, dressing, hygiene, walking; UMSARS I items were speech, leg agility, arising from chair, body sway, gait

3 Neurofilament Light Chain measured in the cerebrospinal fluid (CSF)

Authorisation & Additional information

This announcement was authorized by the Board of Directors of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	30 June 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(4,843)	(14,978)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(342)	(1,217)
	(d) leased assets	-	-
	(e) staff costs	(1,300)	(5,338)
	(f) administration and corporate costs	(1,043)	(2,505)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	373	1,595
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(19)	(80)
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(7,174)	(22,523)

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities	-	20,376
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	(1,108)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(38)	(137)
3.10	Net cash from / (used in) financing activities	(38)	19,131

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period	44,528	40,661
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(7,174)	(22,523)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(38)	19,131
4.5	Effect of movement in exchange rates on cash held	1	49
4.6	Cash and cash equivalents at end of period	37,318	37,318

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	37,318	44,528
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	37,318	44,528

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	309
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(7,174)
8.2	Cash and cash equivalents at quarter end (item 4.6)	37,318
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	37,318

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	5.2

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2         Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:         30 July 2026

Authorised by:     The Board of Alterity Therapeutics Limited

(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.